

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 1, 2008

via U.S. mail and facsimile

Mr. William R. Retterath
Chief Financial Officer
Daktronics, Inc.
331 32nd Avenue
Brookings, SD 57006

> **RE: Daktronics, Inc.**
> **Form 10-K for the Fiscal Year Ended April 28, 2007**
> **Filed June 22, 2007**
> **File No. 000-23246**

Dear Mr. Retterath:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended April 28, 2007

Intellectual Property

1. In future filings, please include information about material patents, including their duration, pursuant to Item 101(c)(1)(iv) of Regulation S-K.

Customers

2. In future filings, please identify the customer from which you derived over 10% of your revenue pursuant to Item 101(c)(1)(vii) of Regulation S-K.

Competition

3. At the beginning of the third paragraph, you state that the competitive landscape has changed significantly due to consolidation of your competitors. In future filings, please identify your main competitors.

Risk Factors

We enter into fixed-priced contracts on a regular basis

4. You state that you have certain long term contracts and we note your discussion about long-term contracts in Note 7 of the Notes to Consolidated Financial Statements. In future filings please include a summary of the material terms of such contracts in your business section and file them as exhibits if required under Item 601(b)(10) of Regulation S-K.

Statements of Income

5. In future filings, please separately disclose product sales and service revenues pursuant to Article 5-03.1 of Regulation S-X. If service revenues are immaterial then please provide clarifying disclosure in future filings.

Results of Operations

6. Please expand your discussion of results of operations in future filings to quantify the reasons for the fluctuations in your line items year over year. Your current disclosures are unclear to readers as to which are the significant factors. For example, we note the following:

    • You disclose the most significant factors affecting gross profit margin in fiscal year 2007 as compared to fiscal year 2006 included the costs of bringing additional capacity on-line which included new facilities, higher costs of depreciation and inefficiencies in the manufacturing process, the costs associated with implementing lean manufacturing techniques, performance on contracts, the impact of operating at capacity during a significant portion of the year and higher overall warranty costs.

- You disclose selling expenses increased in fiscal year 2007 as compared to fiscal year 2006 due to higher levels of personnel costs, international expansion, employee benefits, travel and entertainment expenses, depreciation, telephone costs, the increased number of sales and service offices and other costs associated with a higher number of employees.

The enhanced disclosure should enable a reader to better understand the extent to which operating results were impacted by specific factors. See Section 501.12.b.4 of the Financial Reporting Codification.

Liquidity and Capital Resources

7. Please revise your liquidity and capital resources disclosures in future filings to discuss the underlying reasons for the changes in the account balances that affected your cash flows year over year. For example, please discuss the reasons for the increase in your accounts receivables, inventories, and costs and estimated earnings in excess of billings. Consider providing a discussion of days sales outstanding ratio and inventory turnover ratio to allow your readers to better understand the increases in these balances. See Section 501.13.b of the Financial Reporting Codification.

Note 16. Quarterly Financial Data (Unaudited)

8. In future filings, please provide clarifying disclosure either here or in MD&A about the reasons for 4th quarter earnings fluctuations. We note that 4th quarter earnings declined 50% whereas sales increased 22%. See the analogous guidance in paragraph 31 of APB 28.

Executive Compensation

Compensation Discussion and Analysis

Setting Executive Compensation

9. We note that (i) you do not provide any information, including quantification, on the specific items of corporate performance taken into account in making base salary decisions (Items 402(b)(1)(v) of Regulation S-K); (ii) you do not identify how the maximum amount of an annual incentive bonus is determined; (iii) you state that the Board of Directors and the Compensation Committee have discretion in increasing or decreasing payouts to a named executive officer; however, you do not identify any particular exercises of discretion regarding compensation decisions (Item 402(b)(vi) of Regulation S-K); and (iv) you do not list any factors considered in deciding to increase or decrease compensation

      materially. In future filings, please address all of the requirements of Item 402(b) of Regulation S-K.

10. In accordance with Item 402(b)(1)(xi) of Regulation S-K, in future filings please add a discussion related to payments in connection with a change in control event and how those payments are triggered. We note your discussion under subheading "Post-Employment Compensation." In future filings, please expand your discussion in this section to itemize each payment made in connection with, but not limited to, (i) termination of a named executive officer's employment following a change in control event, (ii) termination without cause or for good reason; (iii) termination other than without cause or for good reason. Also, further disclose whether the vesting of option awards is accelerated as a result of such events.

11. In your discussion of "Deferred Compensation Arrangements" in future filings please include a short summary of the material terms with respect to payouts, withdrawals and other distributions. See Item 402(c)(3)(iii) of Regulation S-K.

Signatures

12. Please note in future filings that the Form 10-K must be signed by the principal accounting officer or controller of the company.

Form 10-Q for the Quarterly Period ended October 27, 2007

Results of Operations, page 19

13. We note beginning in your Form 10-Q for the quarterly period ended October 27, 2007, you have begun to present your business within five reportable segments, and as a result, you now provide a separate discussion of net sales for each of your segments. In future filings, please expand your discussion of results of operations to also include a discussion of profitability and cash needs by segment. For example, the disclosure should clearly explain why operating income in the Live Events segment declined 60% in the quarter whereas the segment's sales declined 22%. Refer to Section 501.06.a of the Financial Reporting Codification.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to Jennifer Hardy, Legal Branch Chief, at (202) 551-3767, if you have any questions regarding legal or disclosure matters. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief